UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [July] 2005

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  (     ✓    )        No    Form 40-F  (            )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  (            )        No  (    ✓    )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated July 4, 2005. Attached is English language version of the notice.

The following table sets forth the summary of the Equity Investment in Mirae Online Co., Ltd.

	1.Accumulated Amount in the Current Fiscal Year (excluding the amount previously reported)	2,000,000,000

	- Equity Capital (KRW)	126,316,489,253

	- Ratio to Equity Capital (%)	1.6

	2. Applicability of Fair Trade Act	No

	3. Others	-

	[Details]
	Investee : Mirae Online Co., Ltd.

	1. Relationship to Company	Affiliated Company

	2. Investment Amount (KRW)	2,000,000,000

	3. Investment Method	Participation in rights issue.

	4. Object of Investment	400,000 of Common Stocks

	5. Investment Date	July 4, 2005

- Attendance of Outside Directors	Present (No)	3

	Absent (No)	-

	- Attendance of Auditors	Present

6.Total Shareholding Ratio and investment amount in the investee	Total shareholding ratio (%)	67.47

	Total investment amount (KRW)	17,197,000,000

	7. Others	- Total shareholding ratio shall be changed because the company does not take over forfeited shares of the rights issue.

	Date of relevant disclosure	-

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The following table sets forth the summary of the Disposal of Treasury Stocks

1.Purpose of disposal			To pay bonus to employees

2.Number of Shares to be disposed		Common Shares	684,211

		Preferred Shares	-

3.Estimated disposal amount		Common Shares	520,000,250

		Preferred Shares	-

4.Closing price of the day prior to the decision date (KRW)		Common Shares	760

		Preferred Shares	-

5. Disposal Period		From		July 11, 2005

		To		July 11, 2005

6. Disposal Method			Account transfer to the corresponding individuals respectively

7.Securities Brokerage Firms			-

8.Treasury Stock Holding before disposal	Number of Shares Directly Held	Common Shares	1,474,139	Ratio(%)	0.82
		Preferred Shares	-	Ratio(%)	-

	Number of Shares Indirectly Held Through Trust Contracts	Common Shares	-	Ratio(%)	-

		Preferred Shares	-	Ratio(%)	-

	Number and Amount of Trust Contracts	Number of Contracts	-

		Total Contract Amount	-

9.Date of Board Resolution (Decision Date)				July 4, 2005

- Attendance of Outside Directors	Present (No)		3

	Absent (No)		-

- Attendance of Auditors			Present

10. Others			- Number of Shares to be disposed on item 2 shall be changed according to the method of disposal as arranged.

Date of relevant disclosure			-

3

The following table sets forth the summary of product and service transaction with CyberBank Corporation.

1.The other party to the contract	CyberBank Corporation

- Relationship with company	Affiliated Company

2.Details of Transaction	Transaction Date	July 4, 2005

Transaction Period	From July 4, 2005 to October 31, 2005

Object of Transaction	Smart Phone

Type of Transaction	Purchase

Transaction Amount (KRW)	4,928,000,000

Sales in the latest fiscal year (KRW)	59,654,075,836

Ratio to Sales in the latest fiscal year (%)	8.26

3.Decision Date (Date of Board Resolution)	July 4, 2005

- Attendance of Outside Directors	Present (No)	3	Absent (No)	-

- Attendance of Auditors	Present

4.Applicability of Fair Trade Act	No

5.Others	- Type of transaction of item 2 is trading with CyberBank Corporation by means of Original Equipment Manufacturing.

Date of Relevant Disclosure	-

The following table sets forth the summary of product and service transaction with CyberBank Corporation.

1.The other party to the contract	CyberBank Corporation

- Relationship with company	Affiliated Company

2.Details of Transaction	Transaction Date	July 4, 2005

Transaction Period	From July 4, 2005 to October 31, 2005

Object of Transaction	Smart Phone

Type of Transaction	Purchase

Transaction Amount (KRW)	3,346,500,000

Sales in the latest fiscal year (KRW)	59,654,075,836

Ratio to Sales in the latest fiscal year (%)	5.6

3.Decision Date (Date of Board Resolution)	July 4, 2005

- Attendance of Outside Directors	Present (No)	3	Absent (No)	-

- Attendance of Auditors	Present

4.Applicability of Fair Trade Act	No

5.Others	- Type of transaction of item 2 is selling to an customer specified after buying Smart Phone from CyberBank Corporation.

Date of Relevant Disclosure	-

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 4, 2005

By	/s/ MiRi Chung
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team

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